June 2, 2005


TO HOLDERS OF UNITS OF
AMERICAN REPUBLIC REALTY FUND I

         Re:      Offer to Purchase Units for $200 Per Unit

Dear Unit Holder:

     Enclosed is an OFFER TO PURCHASE up to 1,500 Units of limited partnership interests in AMERICAN REPUBLIC REALTY FUND I (the "Partnership") at a cash purchase price of $200 per Unit, without interest, less the amount of distributions made to you after the date of the Offer and less any transfer fees imposed by the Partnership for each transfer, which the Partnership advises us are $50 per transfer (regardless of the number of units transferred).

     Please consider the following points, which are discussed in greater detail in the accompanying Offer to Purchase:

     o The Offer is $25 per Unit (14%) more than the highest prior third-party offer for Units of which Purchaser is aware (made July 2, 2004), based on a review of public SEC filings.

     o The Partnership's reported 2004 revenue is down by more than $219,000 compared to 2003 revenue and vacancy at its properties has increased.

     o The Units are illiquid - no trades of Partnership interests were reported during the period from February 2004 through March 2005, according to Direct Investments Spectrum, an independent industry publication, in their most recent published report. The Offer allows Unit Holders to dispose of their Units without incurring the sales commissions (typically up to 8% with a minimum of $150-$200) associated with sales arranged through brokers or other intermediaries. See "Certain Information Concerning the Partnership - Trading History of the Units."

     o The Partnership will not be required to terminate before December 31, 2012, unless a majority of the limited partners approve an earlier dissolution or an event occurs that would require a dissolution, according to the Partnership's limited partnership agreement, and, according to the Partnership's public reports, the termination date can be extended if certain events occur.

     We urge you to read the Offer to Purchase completely and to return your completed Agreement of Transfer and Letter of Transmittal promptly (blue form) in the envelope provided.

     The Offer is scheduled to expire on July 8, 2005. For answers to any questions you might have regarding these materials or our Offer, or assistance in the procedures for accepting our Offer and tendering your Units, please contact us at (800) 611-4613 (toll free).

                                        Very truly yours,

                                        EVEREST PROPERTIES II, LLC